JONES & HALEY, P.C.

ATTORNEYS AT LAW

750 HAMMOND DRIVE, SUITE 100, BUILDING 12

ATLANTA, GEORGIA 30328

RICHARD W. JONES

www.corplaw.net

Telephone 770-804-0500

email: jones@corplaw.net

Facsimile  770-804-0509

August 13, 2021

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC  20549

Attn:  Ruairi Regan

Re: Gold Rock Holdings, Inc.

Registration Statement on Form 10

Filed June 30, 2021

[File No. 000-56304]

[J&H File No. 3881.00]

Dear Mr. Regan:

This firm represents Gold Rock Holdings, Inc. (“Gold Rock” or the “Company” or the “Registrant”), which filed its Registration Statement on Form 10 with the Commission on June 30, 2021. Your office provided comments to the above referenced filing in your letter dated July 27, 2021 (“Comment Letter”).  At this time, we are submitting, on behalf of Gold Rock, this letter in response to your Comment Letter and we are providing responses keyed to the paragraphs in the Comment Letter.  This letter will be filed as correspondence.

Accordingly, our response to your Comment Letter is as follows:

Registration Statement on Form 10

Business, page 2

1. We note your disclosure regarding your business providing underground contracting and engineering services as they pertain to running broadband high-speed fiber-optic   cables in both urban and rural areas throughout the USA; however, we also note you   report no revenues and appear to have very few assets or employees and no clients.   Please clarify the current status of your business, including whether and to what extent   you have provided services to date.

Response:

The Company has recently changed its business plan and currently has no customers under its new business plan. Under the new business plan the Company will act as the contract manager for the installation of broad band high speed fiber optic cable; however,   it will not perform the work itself.  The Company will obtain the contracts and then hire sub-contractors to install the cable. The Company has not obtained any contracts at the   current time, and it has not performed the contract management services at the current time. Accordingly, the Form 10 has been edited throughout to clarify the current status of the Company’s business operations.

2. Please clarify your relationship with the team of professional contractors you employ and provide a description of such contractors, the projects they have been employed on and the material terms of your contracts with such contractors. Please file material agreements as exhibits.

Response:

As noted in our response to item number 1 above, the Company is in the process of implements its new business plan. Under that plan the Company will act as the general   contractor to design cable systems, but it will hire sub-contractors to do the actual   cable   installation. The disclosure in the Form 10 Registration Statement has been revised to make these facts clear.

3. Please describe the Z-mix product clearly, including the duration of any material patents. Also, provide support for your claims regarding the Z-mix product-line such as that it is "stronger than steel and lighter than wood," "can withstand hurricane force winds, earthquakes, and be very fire retardant" and that a self-sustained Z-Mix home can   be completely built in a matter of hours for a fraction of the cost of a conventional wood-framed home.

Response:

Patent number 58520077 was issued in connection with the Z-mix product on December 22, 1998, and Patent number 5782970 was issued in connection with the Z-mix product on July 21, 1998.  These patents were obtained by Composite Industries, Inc. and they became the property of the Company when it acquired Composite Industries, Inc. on April 28, 1999.  These patents have now expired.  The Company has no current plans to use this product unless its use meets applicable municipal codes, and it does not expect this product to generate any significant revenue. For these reasons, the Company will remove the reference to the Z-mix product.

Risk Factors

We rely upon third party relationships, page 8

4. We note your risk factor disclosure that certain of your materials are only available from a single-source supplier or a small number of suppliers. Please expand your disclosure here to discuss your sources and the availability of raw materials and include the names of any principal suppliers, or revise your disclosure as appropriate. Refer to Item 101(h)(4)(v) of Regulation S-K.

Response:

We have modified our disclosure to reflect the anticipated suppliers of cable to the Company, and we have made it clear that the Company has not performed its general contractor services to date. See the response to Item 1 and 2 above.

Biography, page 17

5. We note your disclosure regarding Mr. Ferguson's education and military service from 1964 to 1970 and subsequent business experience from 2010. However, we note that you have omitted disclosure regarding proceedings taken by the SEC against Mr. Ferguson and their effect. See, for example, SEC v. World Homes, Inc., Merle Ferguson and Susan Donohue, Civil Action No. CV-S-01-0658-PMP-LRL (USDC D. Nev.) and SEC v. Composite Holdings, Inc., aka Composite Industries, Inc. fka World Homes, Inc., and Merle Ferguson, Case No. CV-S-01-0658-PMP-LRL (USDC D. Nev.). Please revise your disclosure to address the effect of these proceedings, including the permanent injunction enjoining Mr. Ferguson from future violations of the securities registration and antifraud provisions of the federal securities laws, or advise.

Response:

Regulation S-K item 401 requires biographical information regarding the officers and directors of a Company for a period of 5 years prior to the time of the disclosure in a filing with the SEC. This information was provided in our original filing. The casesyou reference in yourcomment letter are cases that occurred more than 20 years ago in June 2001. As such, we believe the disclosure of those cases is specifically not required by Item 401 of Regulation S-K. Nonetheless, in the interest of full disclosure, we have heeded your comment and referenced those cases in the revised biography of Mr. Ferguson.

If you have any questions on these responses or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C.

For the Firm

By: /s/Richard W. Jones

       Richard W. Jones

RWJ:bas

cc:  Richard Kaiser